Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI 48126

(313) 594-9876

October 5, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Arthur C. Sandel and Kayla Florio

Re:                                                Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed October 5, 2015
Commission File No. 333-206773

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “depositors” or the “co-registrants”) and Ford Credit Floorplan Master Owner Trust A (the “trust”), and in response to the comments provided by Kayla Florio of the staff of the Securities and Exchange Commission to our counsel by telephone on September 22, 2015, we submit the following responses, together with Amendment No. 1 to the Registration Statement on Form SF-3 filed on October 5, 2015.

The numbered paragraphs below set forth your comments in italicized text together with our responses.  The headings and numbers correspond to the headings and numbered paragraphs referenced by the staff.  Page references in our responses are references to the page numbers in the form of prospectus included in Amendment No. 1 to the Registration Statement.

Asset Representations Review Process, page 54

1.                                      We note your statement that “The tests may not be sufficient to determine every instance of noncompliance.”  However, the registrants and the asset representations reviewer must determine that the scope of the tests is sufficient to demonstrate noncompliance with the representations and warranties.  Please remove or revise and also confirm that the tests are sufficient to determine if a loan has failed to comply with the representations and warranties.

We have revised our disclosure on page 55 to delete this sentence.  As stated in the existing disclosure, “the review tests were designed by Ford Credit to determine whether a review receivable … was not in compliance with the representations made about it and the related account in the transaction documents”.  Ford Credit confirms that it believes that the review tests are sufficient to determine if a review receivable fails to comply with the representations and warranties.

Dispute Resolution for Repurchase Requests, page 56

2.                                      We note your statement that “Each party will agree to keep the details of the repurchase request and the dispute resolution confidential.”  Please confirm that this provision is limited to the parties to the mediation or arbitration, and that this provision will not conflict with the noteholders ability to communicate with other noteholders as required by Form SF-3.

We confirm that the confidentiality requirement is limited to the parties to the mediation or arbitration, and have revised the disclosure on page 56 to make this clear.  We believe that a confidentiality provision of this type is typical in mediation or arbitration proceedings, because the parties to the proceedings may have access to non-public information or sensitive customer information obtained in connection with the proceedings, and alternative dispute resolution proceedings by their nature are not intended to establish precedent for future proceedings.  Further, because the confidentiality provision is limited to the parties to the mediation or arbitration proceedings, we do not believe it conflicts with the noteholders ability to communicate with other noteholders as required by Form SF-3, as the noteholders have the right to communicate with other noteholders at any time prior to the commencement of the mediation or arbitration proceedings.

*  *  *  *  *

Please call me at (313) 594-9876 if you have any questions about our response letter and revised submission.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Samuel P. Smith, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC Joseph P. Topolski, Katten Muchin Rosenman LLP